

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2022

Michael Costa
Chief Financial Officer
Sabra Health Care REIT, Inc.
18500 Von Karman Avenue, Suite 550
Irvine, CA. 92612

> **Re: Sabra Health Care REIT, Inc.**
> **Form 10-K for the year ended December 31, 2021**
> **Filed on February 22, 2022**
> **File No. 001-34950**

Dear Mr. Costa:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction